Exhibit 21

PENNROCK FINANCIAL SERVICES CORP.
SUBSIDIARIES OF THE REGISTRANT

The registrant has one direct wholly-owned subsidiary, Blue Ball National Bank. The Bank, a national bank and a member of the Federal Reserve System, is engaged in the commercial, retail and trust business.

Blue Ball National Bank has one direct wholly-owned subsidiary, Atlantic Regional Mortgage Corporation. ARMCO is incorporated under the laws of Pennsylvania for the purpose of originating and selling residential mortgage loans in the secondary market.

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